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                                     EXHIBIT 7.7

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[LOGO]

PRESS RELEASE

FOR IMMEDIATE RELEASE

Contact:      Cynthia Chase            or        Gary McDaniel
              Vice President                     President
              Corporate Communications           Chief Executive Officer
              (303)741-3707                      (303)741-3707

ROC COMMUNITIES, INC. (RCI) ANNOUNCES
BOARD APPROVAL OF AMENDED MERGER
AGREEMENT WITH CHATEAU PROPERTIES

    Englewood, CO -- September 18, 1996 -- ROC Communities, Inc. (NYSE RCI) today announced that its Board of Directors has approved an amended merger agreement between ROC and Chateau Properties, Inc. (NYSE CPI). The ROC Board noted that the Board of Directors of Chateau has also approved the amended merger agreement at a meeting today. Both ROC and Chateau have strongly reaffirmed their commitment to complete the "merger of equals" between the two companies as expeditiously as possible.

    In connection with the amended merger agreement, Chateau has also announced that certain holders of limited partnership interests ("OP Units") in Chateau's operating partnership, including John A. Boll, Chateau's Chairman, and Edward R. Allen, a director of Chateau have advised Chateau that they intent to exercise their existing right to exchange up to approximately 6 million OP Units for Chateau common shares and to vote such shares in favor of the proposed merger. Other OP Unitholders may also exchange OP Units for common shares and vote such shares in Chateau's shareholder vote on the merger.

    In announcing ROC's approval of the amended merger agreement, ROC's Chairman, Gary P. McDaniel said, "We are pleased to move forward with this important merger. The recent bids for Chateau reflect the great potential of the ROC/Chateau combination. Our industry competitors clearly recognize the power of this combination, which we believe will create the leading force in our industry." McDaniel added "Our shareholders stand to benefit from the combined strength of ROC and Chateau. We look forward to the proxy solicitation

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and to completion of the merger."

    The amended merger agreement makes various changes to the original merger agreement signed by the parties on July 17, 1996, including the following:

    - The technical legal structure of the merger will be modified such that ROC will merge into a newly-formed subsidiary of Chateau;

    - Consistent with the original merger agreement, each issued and outstanding share of ROC will be converted into the right to receive
         1.042 shares of Chateau. However, in connection with the amended merger agreement, ROC has agreed to permit Chateau to complete an approximately 3.2% stock and OP Unit dividend immediately prior to the merger; and

    - The amended merger agreement will require the vote of the holders of a majority of the Chateau common shares voting (instead of the prior requirement of two-thirds of Chateau's outstanding shares) and will allow holders of Chateau's OP Units to convert those Units into Chateau common shares on a tax-free basis.

    The amended merger agreement, like the original merger agreement, provides for a strategic "merger of equals" between ROC and Chateau and not for the acquisition by Chateau of ROC or by ROC of Chateau. As in the original merger agreement, the amended merger agreement provides that the management teams of the two companies will be combined following the merger. The Chief Executive Officer of the combined company will be Gary P. McDaniel, the current Chairman and CEO of ROC. The President of the combined company will be O.G. "Jeff" Kellogg, the current CEO and President of Chateau. The Chief Operating Officer of the combined company will be James B. Grange and the Executive Vice President of Acquisitions for the combined company will be Rees F. Davis, who both currently hold like positions with ROC. The Chief Financial Officer for the combined company will be Tamara D. Fischer, the current CFO of Chateau.

    It is expected that the combined company will be renamed Chateau Communities, Inc. following the merger and will be headquartered at ROC's current offices in Englewood, Colorado. The Board of Directors of the combined company will consist of five representatives from the current Board of ROC and five representatives from the current Board of Chateau. The Board will be chaired by John A. Boll, the current Chairman of Chateau. An eleventh Board member will be nominated by the Board and elected at the first annual meeting of shareholders for the combined company.

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    The merger remains subject to approval by the shareholders for both companies. However, as indicated above, the change in the legal structure of the merger will reduce the vote requirement for approval by Chateau's shareholders to a majority of those shares voting, provided that the total vote cast represents over 50% in interest of the outstanding common shares of Chateau. As in the original merger agreement, approval by ROC shareholders will require a two-thirds vote of ROC shares outstanding.

    Under the terms of the amended merger agreement, Chateau will be permitted to repurchase up to 1.45 million of its outstanding common shares, which Chateau has announced it intends to do through open market purchases, negotiated transactions or a tender offer. Additionally, ROC may purchase up to 350,000 Chateau common shares in the open market or otherwise. Such purchases may occur at any time.

    From a procedural prospective, the shareholders of ROC will vote on the merger first and, upon ROC shareholders' approval of the merger, Chateau's OP Unitholders will complete the OP Unit exchange described above and participate in Chateau's shareholder vote on the merger. The parties anticipate that, subject to any unanticipated delays, both shareholder votes will occur in the fourth calendar quarter of 1996 and that the merger, if approved by shareholders, will be completed by the end of 1996.

    ROC Communities, based in Englewood, Colorado, is one of the nation's largest owner/operators of manufactured home communities. It currently owns 71 manufactured home communities in 23 states with a total of 20,829 residential sites. In addition, it fee manages 36 manufactured home communities (7,276 homesites) owned by third parties.

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